UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Submission of Information under Rule 13a-16

EXPLANATORY NOTE
This Amendment No. 1 to the Form 6-K furnished on December 9, 2025
(the Original Filing) is being furnished to correct an unauthorized and premature submission made to the Securities and Exchange Commission.
The Original Filing was not reviewed, approved, or authorized by the Company, and the signature included in that filing was not executed or approved by the named signatory.
This Amendment supersedes the Original Filing and reflects the accurate, Company-authorized disclosure.

Nasdaq Staff Determination Letter
On December 8, 2025, Harrison Global Holdings Inc. (the Company) received a Staff Determination Letter from The Nasdaq Stock Market LLC (Nasdaq), stating that the Company had not regained compliance with the minimum bid price requirement under Listing Rule 5550(a)(2) within the second 180-day grace period, which expired on December 1, 2025.

The letter further stated that:
- trading of the Company ordinary shares will be suspended at the opening of business on December 15, 2025, and
- Nasdaq will file a Form 25-NSE with the U.S. SEC, which would remove the Company securities from listing and registration on The Nasdaq Stock Market.

Company Will Timely Request a Hearing Contrary to the statement appearing in the unauthorized Original Filing, the Company intends to timely request a hearing before the Nasdaq Hearings Panel pursuant to the Nasdaq Listing Rule 5800 Series.
A timely request will stay the delisting pending the Panel decision, although it will not stay Nasdaq trading halt.
The Company intends to present a plan to regain compliance and maintain long-term compliance with Nasdaq listing requirements.

Company Operations
The Company continues to operate normally and will provide further updates as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Dec 9, 2025